UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 8, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cell Therapeutics, Inc.

File No. 001-12465 -- CF# 31028

       Cell Therapeutics, Inc. (Cell Therapeutics subsequently changed its name to CTI Biopharma Corp.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on April 29, 2014.

       Based on representations by Cell Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through January 3, 2024
Exhibit 10.3	through March 27, 2016

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary